

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Jason Drummond
Chief Executive Officer
Dito, Inc.
413 West 14th Street
New York, NY 10014

     Re: Dito, Inc.
        Draft Registration Statement on Form S-1
        Submitted July 22, 2020
        CIK No. 0001816906

Dear Mr. Drummond:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 6

1.   Please provide a brief description of your Private Placement and Share Exchange Agreement in your prospectus summary.

2.   Please disclose in the prospectus summary that the company has not yet commenced revenue generating operations, that you have primarily been involved in organization activities, that you have not yet fully developed your business plan or your management team, and that your auditors have indicated that these conditions raise substantial doubt about the company's ability to continue as a going concern.

Selling Stockholders, page 21

3. Please clarify if any of the selling stockholders are broker-dealers and, if so, whether they acquired their shares of common stock in the ordinary course of business.

4. We note that a subset of your selling stockholders are subject to a 12-month lock-up agreement until after you are listed on the Nasdaq, but this condition is waived for a portion of these shares. Please clarify the total number of shares outstanding that are subject to the lock-up agreement and add a risk factor that the board may waive this agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 27

5. Please provide a description of your plan of operation and/or the steps necessary, and appropriate budget or spending, to bring your software plan to market and fully implement your business plan. On page 12, you reference $1.2 million in working capital requirements, but it is unclear what types of operations this amount will support. Please clarify.

Business
Business Overview, page 37

6. Please clarify the current status of your software platform. You indicate that you currently do not have any customers or any employees and that you have been involved in primarily in organization activities. Please describe where you are at in the development cycle of your software platform and when you anticipate being able to bring the software platform to market. With respect to features that you describe, please clarify if they represent features that currently exist or if they are features you plan on being able to offer after further development with or without further financing.

7. You reference the use of consultants and contractors throughout your prospectus. Please describe your arrangements with these consultants and contractors, including Julian Pargo. Advise us whether you intend to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Management, page 39

8. Please expand the biography of Jason Drummond to identify the nine companies in which he worked, the dates in which he worked in those organizations and the positions that he held.

9. Please identify all of the directors of the company and disclose their business experience. In this regard, we note that Andrew Eggleston received director compensation in 2019 but is not identified as a director. Further, if Julian Parge is a significant employee, please disclose his business experience. See Item 401 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 42

10.   Please clarify whether your acquisition of Gametech was a related party transaction given its affiliation with your Chief Executive Officer, Jason Drummond. We note that any material related party transactions that occurred within the last three fiscal years are required to be disclosed pursuant to the Instruction to Item 404 of Regulation S-K.

Principal Stockholders, page 44

11.   Please disclose the natural person(s) that holds the voting and/or investment power over the shares held by Epsilon Investments PTE, Shelby Holdings Limited, and Fairfax Capital BV.

General

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathy Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisory, at 202-551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Daniel D. Nauth, Esq.